16003713

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FEB 26 2016

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PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66774

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** AND ENDING **12/31/15**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Centerview Partners LLC** — OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) — FIRM I.D. NO.

31 West 52nd St., 22nd Floor
(No and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanne Vicari — **(212) 380-2650**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel & Starr, Certified Public Accountants, LLP
(Name – if individual, state last, first, middle name)

1475 Franklin Ave	**Garden City**	**NY**	**11530**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Jeanne Vicari, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of Centerview Partners LLC, as of December 31, 2015, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeanne Vicari
Jeanne Vicari
Vice President & Chief Operating Officer

Subscribed and sworn to before me
this 16th day of February, 2016

Emily V. Wittmann
Notary Public

EMILY VIRGINIA WITTMANN
Notary Public, State of New York
No. 01WI6263733
Qualified in New York County
Commission Expires 06/11/2016

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) An Oath or Affirmation.
[x] (c) Statement of Financial Condition.

Frankel & Starr, Certified Public Accountants, LLP

Main Office:
1475 Franklin Avenue
Garden City, NY 11530
Phone: (516) 874-8800
Fax: (212) 683-5121

New York City Office:
1359 Broadway, Suite 1203
New York, NY 10018
Phone: (212) 607-5900
Fax: (212) 683-5121

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and
Members' of Centerview Partners LLC:

We have audited the accompanying statement of financial condition of Centerview Partners LLC (a Delaware limited liability company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and related notes to the financial statement. Centerview Partners LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Centerview Partners LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Frankel & Starr, Certified Public Accountants, LLP

Garden City, NY
February 16, 2016

CENTERVIEW PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015
(Dollars in 000's)

ASSETS

Cash and cash equivalents	$ 134,698
Due from related party	12,185
Property and equipment, net	548
Other assets	101
Total assets	$ 147,532

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable, accrued expenses and other liabilities	$ 182
Total liabilities	182
Members' capital	147,350
Total liabilities and members' capital	$ 147,532

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATION

Centerview Partners LLC (the "Company") is a Delaware limited liability company formed on February 25, 2004 and is majority owned by Centerview Partners Advisory Holdings LLC ("CPAH"), which is majority owned by Centerview Partners Holdings LP (the "Parent" or "Member"), together with the Parent and its subsidiaries (the "Group"). The Group provides investment banking and strategic advisory services to a select client base. The Company has an arrangement to share certain revenues and expenses with the Group (See Note 4). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in the financial statements and accompanying notes. Management believes that estimates utilized in preparation of the financial statements are prudent and reasonable so that the financial statements are presented fairly. Actual results could differ from those estimates.

Property and Equipment

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and/or amortization. Depreciation of furniture and equipment is recorded on a straight-line basis over the assets' estimated useful lives of five years and three years, respectively. Amortization of leasehold improvements is recorded on a straight-line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

NOTE 3 – CONCENTRATION OF RISK

Cash and cash equivalents

During the year ended December 31, 2015, bank account balances exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. At December 31, 2015, the bank balances exceeded the insured FDIC limit by approximately $134,448,000.

NOTE 4 – DUE TO/FROM RELATED PARTY

The Company is party to a Standing Intercompany Loan Agreement (the "Loan") with its Parent.

Advances, net of borrowings, charges and allocations, are due on demand and incur interest each month on the average monthly balance at the applicable Federal Short-Term Rate in effect for that month. The net effect of these items is included in the balance due from related party.

The Company is party to an Expense Sharing Agreement with its Parent. Under the terms of this agreement, the Parent pays all rent and other charges related to the New York City premises, owns all fixed assets located in New York City and records all depreciation and amortization.

NOTE 5 – PROPERTY AND EQUIPMENT

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2015:

Leasehold improvements	$ 314,000
Furniture and equipment	698,000
	1,012,000
Less: Accumulated depreciation and amortization	(464,000)
Net book value	$ 548,000

NOTE 6 – INCOME TAXES

The Company analyzed its tax filing positions in all of the federal and state jurisdictions where it is required to file income tax returns. Based on this review, no reserves for uncertain income tax positions were required.

The Company recognizes and measures its unrecognized tax benefits in accordance with US GAAP. Under that guidance the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2015, the Company did not have uncertain tax positions with respect to income based taxes that had a material impact on the Company's financial statements.

NOTE 7 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of approximately $134,403,000 which exceeded the requirement of $100,000 by $134,303,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was approximately .0003:1.

NOTE 8 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date this financial statement was issued. There were no material subsequent events that required recognition or additional disclosures in the financial statement.

CENTERVIEW PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

CENTERVIEW PARTNERS LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)
AND SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

Frankel & Starr, Certified Public Accountants, LLP

Main Office:
1475 Franklin Avenue
Garden City, NY 11530
Phone: (516) 874-8800
Fax: (212) 683-5121

New York City Office:
1359 Broadway, Suite 1203
New York, NY 10018
Phone: (212) 607-5900
Fax: (212) 683-5121

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Executive Committee and
Members' of Centerview Partners LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Centerview Partners LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Centerview Partners LLC's compliance with the applicable instructions of Form SPIC-7. Centerview Partners LLC's management is responsible for Centerview Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries which included check register and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frankel + Starr, Certified Public Accountants, LLP

Garden City, New York
February 16, 2016

CENTERVIEW PARTNERS LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

From January 1, 2015 to December 31, 2015

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment fiscal period beginning January 1, 2015 and ending June 30, 2015	July 28, 2015	$ 669,406	$ -
SIPC-7 general assessment fiscal period beginning January 1, 2015 and ending December 31, 2015	February 6, 2016	$ 751,401	$ 1,420,807
		$ 1,420,807	$ 1,420,807

See accompanying report on Securities Investor Protection Corporation schedule of assessments and payments pursuant to Securities and Exchange Commission Rule 17A-5(e)(4).